1334 York Avenue New York, NY 10021 212.606.7372 F 212.606.7132 WILLIAM.SHERIDAN@SOTHEBYS.COM
William S. Sheridan EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER SOTHEBY’S HOLDINGS, INC.

April 27, 2011

Ms. Melissa Kindelan
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Tel: (202) 551-3564

Re:	Sotheby’s (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-09750

Dear Ms. Kindelan:

This letter is to acknowledge Sotheby’s receipt of the letter dated April 22, 2011 containing comments on the Company’s SEC filings. As we discussed on the telephone, Sotheby’s is planning on responding to the comment letter no later than May 16, 2011.

Please do not hesitate to call me at (212) 606-7372 if you would like to discuss this matter or if you have any additional questions or comments.

Sincerely,

/s/ William S. Sheridan
_________________________________
William S. Sheridan

cc: Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission